EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2012

Background

This discussion and analysis of financial position and results of operation is prepared as at November 20, 2012 and should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2012 and 2011 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure and associated financial statements are presented in accordance with IFRS.  All comparative information provided is in accordance with IFRS.  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Adoption of International Financial Reporting Standards (“IFRS”)

The Company’s financial statements and the financial data included in the MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee that are effective as at August 31, 2012, the date of the Company’s first annual reporting under IFRS.  The adoption of IFRS does not impact the underlying economics of the Company’s operations.

These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by IASB.  The Company has applied, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) on the transition from previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS and the impact of the transition is explained in Note 17 of the consolidated financial statements, including the effects of the transition to IFRS on the Company’s financial position, equity, comprehensive loss and cash flows.

Subject to the application of the transition elections described in Note 17 of the consolidated financial statements, the accounting policies applied in the consolidated financial statements, have been applied consistently to all periods presented, including the opening statement of financial position as at September 1, 2010 (the Company’s “Transition Date”), except where the Company applied certain exemptions upon transition to IFRS.

Comparative information in this MD&A has been restated to comply with IFRS requirements, unless otherwise indicated.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the NYSE MKT (formerly the NYSE AMEX) under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at August 31, 2012 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Corporate Update

In July 2012 Dr. Henning Holmström was appointed Managing Director of Tasman’s Swedish operating company, Tasmet AB, to represent the Company locally as well as to implement management’s vision for the development of the

Norra Karr project.  Dr. Holmström previously held the position of Project Development Manager at the Norra Karr project.

Dr. Holmström has over 17 years of experience, and is a well known and respected member of the Swedish mining community having filled consulting, corporate and government roles prior to joining Tasman in September 2011.  He previously held a senior management position with the international consulting group Golder Associates AB as the Client Sector Leader of Mining in Scandinavia.

In addition, in September 2012, the Company appointed Ms. Heather White and Dr. Dag Øistein Eriksen to Tasman’s Advisory Board.

Ms. White is a highly experienced consulting Mining Engineer, with 16 years in Canadian and international roles.  Ms. White was recently recognized for her leadership achievements as the 2012 Recipient of the “Canadian Institute of Mining - Young Mining Leaders” Award.  She has held senior positions to Vice President level in major TSX listed companies, and for two years was Mine Manager for the Voisey’s Bay mine in Labrador.  Ms. White’s major project development and management experience provides Tasman’s Swedish operating team with access to a set of skills that are difficult to acquire.

Dr. Eriksen is based in Oslo, Norway, where he has had a long and accomplished career in REE extraction and separation chemistry.  During the 1980’s and early 1990’s, Dr. Eriksen was a senior scientist at Megon AS (renamed as Extratec AS in 1991) that researched leaching of various REE ores and developed the well known “Megon process” for the extraction and purification of yttrium by solvent extraction.  Through his consulting roles, Dr. Eriksen is very well connected within Europe, and ideally suited to advise Tasman as it assesses the various processing and separation opportunities with which it has been presented.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: (i) the registration of the concessions comprising the various REE Projects; (ii) the market and future price of commodities; (iii) the timing, cost and success of future exploration activities, including, but not limited to, the Company’s proposed work programs; (iv) currency fluctuations; (v) requirements for additional capital; and (vi) changes in mineral resource estimates.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 124 claims and claim applications for strategic metals, including rare earth elements in Sweden, Finland and Norway, and the owner of various interests in four iron ore exploration claims in the Kiruna district of Sweden.

REE Projects

Sweden

Tasman holds twenty claims in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a zirconium and rare earth element enriched peralkaline (agpaitic) nepheline syenite intrusion which covers 350m x 1200m in area.  The deepest extents of the mineralized intrusion have not been delineated, but exceed 320m.  The rock units comprising the Norra Kärr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE’s, Zr, Nb, Y and Hf.  The most abundant intrusion present is grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include lakarpite (arfvedsonite-albite nepheline syenite), pulaskite (microcline-arfvedsonite- albite nepheline syenite) and kaxtorpite (eckermannite-microcline-aegirine-pectolite -nepheline syenite).  Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the grännaite are also commonly developed.  The Norra Kärr intrusion is hosted by granitoide rocks which close to the contacts (0-25m) exhibit signs of fenitization (metasomatic alteration).  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

A first phase drilling by Tasman at Norra Kärr commenced in mid-December 2009 comprised 26 holes.  This first successful program was followed by two further phases for a total of 49 drill holes.  A fourth phase of drilling was commenced in January 2012, which shall infill drilling to 50m sections.  Data from this program is not yet available.

Assay results reported from all drilling completed at Norra Kärr to date are provided below:

HOLE-ID	HOLE-EOH	FROM	TO	LENGTH (M)		TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA00901	72.63	0.80	40.60	39.80	m @	0.34	56.20	1.36
NKA00902	134.70	0.50	113.60	113.10	m @	0.42	57.60	1.57
NKA00903	151.76	3.00	146.10	143.10	m @	0.47	49.50	1.38
NKA00904		2.50	151.80	149.30	m @	0.61	45.80	1.69
NKA09004D	232.10	151.80	208.80	57.00	m @	0.40	60.40	1.60
NKA00905		8.45	152.10	149.30	m @	0.65	55.70	2.10
NKA09005D	251.50	152.10	251.50	99.40	m @	0.56	54.00	1.81
NKA00906		75.50	150.40	74.90	m @	0.48	60.40	1.82
NKA09006D	300.90	150.40	300.90	150.50	m @	0.60	59.60	2.16
NKA00907	149.64	42.40	102.00	56.90	m @	0.35	64.60	1.94
NKA00908	149.11	3.10	22.40	19.00	m @	0.29	63.70	1.80
		28.40	52.90	25.00	m @	0.33	63.20	1.81
		64.50	98.60	34.00	m @	0.26	65.00	1.42
		113.00	139.70	27.00	m @	0.28	61.30	1.17
NKA00909	95.05	22.40	44.70	22.00	m @	0.25	63.60	1.27
NKA00910	102.90	4.40	66.50	62.10	m @	0.81	56.00	1.72
NKA10011	152.68	11.80	19.50	7.70	m @	0.66	51.80	1.51
		28.20	132.90	104.70	m @	0.67	58.70	2.07
NKA10012	152.50	43.60	88.80	45.20	m @	0.44	60.80	1.72
		103.50	121.70	18.20	m @	0.57	47.40	1.47
		129.10	152.50	23.40	m @	0.34	61.10	2.11
NKA10013	149.63	125.60	135.60	10.00	m @	0.31	48.60	0.88
NKA10014	106.20	2.60	106.20	103.60	m @	0.60	54.20	1.81
NKA10015	30.50	5.90	24.00	18.10	m @	0.67	54.10	1.56
NKA10016	149.70	2.30	21.90	19.40	m @	0.39	43.60	1.26
		52.40	149.70	97.30	m @	0.50	50.30	1.43
NKA10017	105.85	24.60	78.30	53.70	m @	0.44	52.30	1.36
NKA10018	40.95	2.70	28.30	25.60	m @	0.36	50.70	1.25
NKA10019		85.50	149.50	64.00	m @	0.47	63.60	2.32
NKA10019D	206.40	149.40	206.40	57.00	m @	0.37	63.90	2.59
NKA10020	149.38	31.20	149.40	118.10	m @	0.39	64.20	2.22
NKA10021	139.60	1.60	139.60	138.00	m @	0.44	62.30	2.03
NKA10022	125.10	0.60	86.00	85.40	m @	0.31	62.60	1.70
NKA10023	65.65	3.90	39.90	36.00	m @	0.30	62.20	1.51
NKA10024		2.90	51.30	48.40	m @	0.51	40.30	1.34
		116.40	140.90	24.50	m @	0.44	43.70	1.25
NKA10024D	259.10	175.70	259.10	83.50	m @	0.53	46.30	1.45
NKA10025	149.40	2.50	22.60	20.10	m @	0.25	63.30	1.18
		32.30	123.80	91.50	m @	0.53	44.60	1.41
NKA10026		81.90	149.50	67.60	m @	0.62	47.70	1.67

HOLE-ID	HOLE-EOH	FROM	TO	LENGTH (M)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA10026D	290.10	149.60	290.10	140.50	m @	0.64	42.90	1.57
NKA10027	61.65	8.10	14.00	5.90	m @	0.24	62.40	1.11
		20.80	42.85	22.05	m @	0.41	48.70	0.87
NKA10028	95.20	6.45	35.00	28.60	m @	0.36	63.50	2.50
		50.60	63.70	15.00	m @	0.24	59.10	0.77
NKA10029	159.05	20.65	119.00	100.35	m @	0.25	63.80	1.22
NKA11030	201.80	70.90	106.70	35.80	m @	0.26	65.50	1.25
		123.40	178.20	54.80	m @	0.24	65.90	1.24
		181.10	188.90	7.80	m @	0.42	57.40	0.92
NKA11031	93.85	1.20	76.65	75.45	m @	0.53	48.40	1.38
NKA11032	172.90	4.15	165.00	160.85	m @	0.62	47.90	1.57
NKA11033	257.10	28.90	250.30	221.40	m @	0.63	47.90	1.60
NKA11034	131.40	15.50	52.30	36.80	m @	0.40	48.40	1.18
		82.30	113.20	26.90	m @	0.32	58.30	1.32
NKA11035	188.50	59.20	170.90	117.70	m @	0.44	47.50	1.27
NKA11036	152.10	1.40	152.10	150.70	m @	0.52	43.00	1.42
NKA11037	56.45	3.50	47.50	44.00	m @	0.32	61.40	1.54
NKA11038	296.55	55.30	296.60	241.30	m @	0.68	55.00	1.85
NKA11039	266.10	1.70	266.10	264.40	m @	0.55	47.00	1.71
NKA11040	298.80	75.00	298.80	223.80	m @	0.62	53.70	2.00
NKA11041	93.90	0.90	33.60	32.70	m @	0.39	60.20	1.98
		44.00	81.60	37.60	m @	0.33	60.40	1.33
NKA11042	150.50	0.00	126.00	126.00	m @	0.48	57.00	1.63
NKA11043	212.60	2.80	192.00	189.20	m @	0.55	56.40	1.82
NKA11044	224.50	29.40	224.50	195.10	m @	0.50	62.10	2.01
NKA11045	270.70	84.10	270.70	186.60	m @	0.51	61.40	2.18
NKA11046	141.05	12.10	63.00	50.90	m @	0.36	65.40	2.27
NKA11047	189.65	44.60	178.60	134.00	m @	0.27	65.30	1.74
NKA11048	233.10	145.90	233.10	87.20	m @	0.28	63.90	1.77
NKA11049	153.30	28.10	47.40	19.30	m @	0.34	40.40	1.00
		81.80	145.00	63.30	m @	0.40	49.00	1.27
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3,
                                                        Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

In March 2012, Tasman announced the positive technical and financial results achieved from the NI 43-101 Compliant Preliminary Economic Assessment (“PEA”) of Norra Kärr.  The PEA for Norra Kärr was completed by independent mining consultants Pincock, Allen & Holt (“PAH”) of Denver, Colorado.  Metallurgical process design was completed by Mr. John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Kärr mineralization completed by SGS Canada Inc. (“SGS”) in Lakefield, Canada, and the Geological Survey of Finland (“GTK”) in Outokumpu, Finland.

PEA financial highlights included:
•	$1,464 million before-tax value (NPV at 10% discount rate).
•	49.6% before-tax Internal Rate of Return (“IRR”).
•	Before-tax payback period of 2.6 years.
•	$5.3 billion in revenue over the first 20 years and $10.9 billion over the 40 year life of mine.
•	Initial capital expenditures of $290 million (including contingency of $66.82 million or 30%).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed TREO concentrate.
•	Conservative basket price of US $51 per kg versus current China FOB basket price of US $184.85.

Key project attributes:
•	REE recoveries of 80% and by-product zirconium recoveries of 60%.
•
Average annual mixed TREO concentrate production of 6,800 tonnes including 290 tonnes of dysprosium oxide (Dy2O3), 43 tonnes of terbium oxide (Tb2O3), 773 tonnes of neodymium oxide (Nd2O3) and 2,360 tonnes of yttrium oxide (Y2O3), in mixed concentrate form.

•	Average annual production of 15,000 tonnes of zirconium carbonate concentrate (on a 100% ZrO2 basis).

•
70% of the projected economic value of the project (86% of TREO revenue) is expected to be derived from the production of Norra Kärr’s four critical rare earth elements (CREE), dysprosium, terbium, neodymium and yttrium.

•	New “In Pit” mineral resource estimate of 41.6 Mt at 0.57% TREO with 51% HREO/TREO% and 1.70% Zr2O (Indicated), and 16.5 Mt at 0.64 % TREO with 49% HREO/TREO% and 1.70% Zr2O (Inferred).
•	40 year mine life.
•	Low start-up capital costs due to the excellent existing infrastructure at Norra Kärr.
•	Proximal to operating ports with rapid access to the European market.
•	Simple process flow sheet and high recoveries due to success in bench scale metallurgical testing.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions and financial model for Norra Kärr can be found in Tables 1 and 2 below:

Table 1: Norra Kärr Project, Annual Operating Summary

Production	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%

Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

Table 2: Norra Kärr Project, Summary of Projected Revenue, Expenditure and NPV

	First 20 Years ($ million CDN)	40 Year Mine Life ($ million CDN)
Total Revenue	5,275.3	10,858.5
Initial Capital Expenditures (including contingency)	290.2	290.2
Sustaining Capital Expenditures	74.1	217.1
Royalty Payments	13.2	27.2
Mine Reclamation Costs	10.9	10.9
Total Before-tax Cash Flow (undiscounted)	3,419.4	7,376.1

Before-tax NPV @ 10%	1,214.7	1,464.1
Before-tax NPV @ 12%	1,015.9	1,168.0
Before-tax NPV @ 14%	855.0	949.4
Before-tax IRR (%)	49.6%	49.6%
Before-tax Payback Period (years)	2.6	2.6

Long-term Average REE Basket Price	US $51.00	US $51.00
REE Basket Price Discounted for Refining	US $31.60	US $31.60

The rare earth and zirconium bearing minerals at Norra Kärr comprise almost exclusively the zirconosilicates: eudialyte and catapleiite.  Rare mosandrite, rosenbushite and cerite have been described locally.  Eudialyte and catapleiite are both soluble in moderate strength sulphuric acid at room temperature and pressure, which has allowed for development of a simple flow sheet with low consumption of both reagents and energy.  The bulk sample used in concentrate preparation showed eudialyte comprised approximately 6% of the rock, and typically contained between 5 and 10 weight % TREO.

Spatial distribution of rare earth minerals at Norra Kärr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals have not been noted to vary with either strike or depth to any significant degree.

Uranium (U) and thorium (Th) levels at Norra Kärr are considered low for an REE-enriched intrusion and do not significantly exceed background.  The thorium (average value 7 ppm) and uranium (average value 14 ppm) present in the Norra Kärr deposit are believed disseminated within the REE minerals.

In conjunction with the release of the PEA, Tasman announced a revised NI 43-101 compliant estimate.  The resource estimate was prepared by Pincock Allen & Holt (“PAH”) / Minarco-Mineconsult (both subsidiaries of Runge Ltd)

A block model mineral inventory showing grade and tonnage relationships at five geological cutoff grades for percent total rare earth oxides (%TREO) is presented in Table 3.  At a geological cutoff grade of 0.4 %TREO, the Norra Kärr deposit contains a mineral inventory of 69.1 million tonnes at 0.60% TREO and 1.82% ZrO2.  The ratio of HREO/TREO for this tonnage is 52%.  Both grade and total tonnage have increased over the NI43-101 compliant estimate of November 2010.

Table 3: Norra Kärr Project – March 2012 Block Model Mineral Inventory and REO Distribution

Cutoff TREO %						LREO
	Tonnes	TREO	HREO	LREO	HREO/	La203	Ce203	Pr203	Nd203	Sm203
	MT	%	%	%	TREO %	%	%	%	%	%
0.20	148.8	0.42	0.24	0.19	56%	0.037	0.083	0.011	0.044	0.012
0.30	85.0	0.55	0.29	0.26	53%	0.052	0.116	0.015	0.060	0.016
0.40	69.1	0.60	0.31	0.29	52%	0.058	0.131	0.017	0.067	0.018
0.50	58.8	0.63	0.33	0.30	52%	0.059	0.136	0.018	0.070	0.019
0.60	38.8	0.67	0.35	0.32	52%	0.062	0.144	0.019	0.076	0.021

Cutoff TREO %			HREO
	Tonnes	TREO	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
	MT	%	%	%	%	%	%	%	%	%	%	%
0.20	148.8	0.42	0.002	0.014	0.003	0.021	0.005	0.015	0.002	0.015	0.002	0.159
0.30	85.0	0.55	0.002	0.018	0.004	0.025	0.006	0.017	0.003	0.017	0.002	0.200
0.40	69.1	0.60	0.002	0.019	0.004	0.027	0.006	0.018	0.003	0.017	0.002	0.215
0.50	58.8	0.63	0.002	0.020	0.004	0.028	0.006	0.018	0.003	0.017	0.002	0.224
0.60	38.8	0.67	0.003	0.022	0.004	0.029	0.006	0.019	0.003	0.018	0.002	0.240

Notes:

1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The block model mineral inventory was completed by Mr. Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr. Reed.  Mr. Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

4.	Cut-off grades are geological cut-offs and not based on economics.

5.	Block model mineral inventories are not mineral resources because the reasonable prospects of economic extraction standard has not been satisfied.
6.	The resource estimate is based on:
•
A database of 49 diamond drill holes completed by the Company since December 2009 where samples were composited on 2m lengths.  Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.

•	Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
•	Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.

For the purposes of the PEA and following a supply and demand study of the heavy REE market, PAH was requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that will be produced from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by Tasman, PAH produced a Whittle pit model to estimate the in-pit Mineral Resource as provided in Table 4.  Expansion of the annual production rate or extending the mine life beyond 20 years will be reviewed in the upcoming PFS.

Table 4: Norra Kärr Project, NI43-101 Compliant March 2012 “In-Pit” Mineral Resource1 Estimate

Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.70	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	94,050

Notes:

1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution.  The Preliminary Economic Assessment includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the results projected in the Preliminary Economic Assessment will be realized and actual results may vary substantially.

2.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
4.
“In-pit” Mineral Resources were estimated by PAH using the Whittle pit optimization software and scoping level economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA and summarized in this press release.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.285% TREO.

Flow sheet design within the PEA incorporates the results from ambient temperature/pressure leach testing and roast/leach testing of whole ore completed at SGS during late 2010 and 2011 under the guidance of Mr. Les Heymann; and beneficiation and ambient temperature/pressure leach testing of mineral concentrate completed at GTK during 2011 under the guidance of Mr. John Litz.  Metallurgical test work was undertaken on two approximately 100 kg samples.  These samples were comprised of drill core intervals selected from across the Norra Kärr deposit to represent both the resource grade at a 0.4% TREO cut-off (grade of 0.54% TREO) and the range of ore types encountered.  The samples can be considered representative based on the current understanding of the project.

The simplified ore processing modeled under the PEA at Norra Kärr consists of:

Crush & Grind
• Crushing and grinding to approximately 90 µm in sequential semi-autogenous and ball/rod mills.

Beneficiation
• Magnetic separation to exclude a non-magnetic feldspar/nepheline fraction.
• Flotation to exclude aegirine (clinopyroxene).
• Excluded fractions (25-35% of original volume) will be diverted to tailing storage, and considered for other commercial options.

Hydrometallurgy
• Sulphuric acid digestion of the REE mineral concentrate.
• Thickening and solid/liquid separation to divert REE-bearing pregnant solution.
• Stepwise precipitation of REE and Zr carbonate through addition of sodium carbonate.
• Calcination to yield final >90% pure mixed REE carbonate and Zr carbonate products for bagging and sale.
• Contaminants and undissolved solid phase will be neutralized with limestone slurry and diverted to a tailings storage.
• Acid in the liquid phase shall be recycled where possible, the balance neutralized with limestone.
• Process water will be purified with a reverse osmosis plant to ensure suitable for discharge and efficient reuse.

Under the planned PFS, process optimization shall include testing of individual ore types, review of nepheline/ feldspar co-product value and saleabilty, testing of additional digestion and precipitation mechanisms to reduce reagent and effluent streams.

The capital cost estimate for the start up of the Norra Kärr project is $290 million, which includes a 30% cost contingency as outlined in Table 5.  Costs considered include all equipment needed for mining and processing, including a tailings facility, warehouses, offices and upgrades to existing power and road infrastructure, plus any additional infrastructure required for the Norra Kärr project based on achieving a PEA Study with an accuracy of +/-35%.  Indirect costs such as engineering, procurement, construction management and owner’s costs are incorporated in the costing of the consolidated capital items.

Access to water and power are considered to be available on or very close to site respectively.  A major highway lies 0.5km from the project, and rail within 25km which are considered suitable for transport in and out of all required materials and products.  Villages and towns in the immediate region provide sources of skilled and semi-skilled labor including those with mining industry experience, and construction of accommodation is not considered necessary.

Table 5: Norra Kärr Project, Initial Capital Cost Items
($ million CAD)
Mining	18.2
Processing	120.0
Tailings and Management Facilities	75.0
Other Infrastructure	10.0
Total	223.2

Contingency (30%)	66.8
Total Initial Capital Cost	290.0

The Operating Cost estimates for the mining operation were developed by PAH with contribution from Golder Associates, Sweden.  The operating costs for the metallurgical process operations were developed by consulting metallurgist, Mr. John Litz of JE Litz and Associates, Colorado.  The Operating Cost for the mining and metallurgical operations cover all stages up to the shipment of REE and Zr concentrates, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The project operating estimate is based on the following assumptions:
•	average of 1.5 million tonnes of ore mined per year following ramp up;
•	average of 1.2 million tonnes of waste rock mined per year following production ramp up;
•	approximately 6,950 tonnes of mixed REO concentrate produced per year following production ramp up; and
•	a total of 250 employees required for all operations.

Overall Operating Costs at Norra Kärr are estimated to be $74.4 million per year or $10.93/kg of mixed TREO concentrate output.  A summary of the costs is shown in Table 6.

Table 6: Norra Kärr Project, Operating Cost Items

	Average Annual Cost (Thousands $/y)	Average Cost Per kg of Mixed TREO concentrate ($/kg)	Average Cost Per Tonne of Ore Milled ($/T)
Mining	10,224	1.52	3.801
Processing	60,256	8.84	41.48
Closure Cost Accrual	272	0.04	0.19
General and Administrative	3,632	0.53	2.50
Total	74,383	10.93
1. Mining costs based on per tonne of ore and waste

Output of the various REE’s based on the operating scenario above is provided in Table 7.  Note that output quantity is given in oxide equivalent form.  Mine-gate output is as a mixed rare earth carbonate.  The financial model for Norra Kärr under this PEA assumes no revenue from Ho, Er, Tm, Yb and Lu due to the small market size and lack of robust historical pricing.

Table 7: Norra Kärr Project, Annual REE Production Output (Mixed Concentrate, Tonnes)

REO Name		% of Ore (Average)	Year 1 (Tonnes)	Year 2 (Tonnes)	Year 3–20 (Average)	Year 21–40 (Average)
Lanthanum	La2O3	10.01	317	507	695	701
Cerium	Ce2O3	22.52	713	1,141	1,564	1577
Praseodymium	Pr2O3	2.86	91	145	199	200
Neodymium	Nd2O3	11.31	358	573	786	792
Samarium	Sm2O3	2.98	94	151	207	209
Europium	Eu2O3	0.37	12	19	26	26
Gadolinium	Gd2O3	3.16	100	160	219	221
Terbium	Tb2O3	0.63	20	32	44	44
Dysprosium	Dy2O3	4.25	135	215	295	298
Holmium	Ho2O3	0.93	29	47	65	65
Erbium	Er2O3	2.87	91	145	199	201
Thulium	Tm2O3	0.45	14	23	31	32
Ytterbium	Yb2O3	2.73	86	138	190	191
Lutetium	Lu2O3	0.37	12	19	26	26
Yttrium	Y2O3	34.55	1094	1,751	2,400	2420
Total		100.00	3,165 T	5,066 T	6,945 T	7,003 T

In the development of the price deck for this PEA, much effort was expended by Tasman and PAH to ensure the price forecast was realistic and conservative.  Price forecasts were compiled and studied from industry groups including Roskill and IMCOA, as well as financial analysts including Dundee Securities, Cormark Securities, Euro Pacific Canada, CIBC World Markets, and Global Hunter Securities.  Also taken into consideration were previously published PEA and PFS studies from competing REE projects including, Avalon Rare Metals, Quest Rare Mineral, Hudson Resources, Matamec and Frontier Rare Earths.  The three year trailing price average for China FOB pricing from Asian Metals was also reviewed.

Price forecasts between the various analysts and competing REE projects differ substantially, with particular divergence in the forecast for cerium and lanthanum.  The Norra Kärr deposit provides little exposure to cerium and lanthanum (approximately 3% of annual revenue), and this divergence plays only a minor role in the financial modeling within.  The majority of industry analysts expect an increase in consumption of rare earth elements, particularly those considered to be in the critical rare earth oxide (CREO) category as defined in the August 2011 report issued by Technology Metals Research.  These CREO elements include Tasman’s major revenue drivers of dysprosium, yttrium, terbium, neodymium, and europium.

This PEA is based upon the production of a mixed REE concentrate, as modeling of separation of this concentrate into individual rare earth oxides was considered beyond the scope of the study.  For separation, Tasman is exploring multiple options, which include outsourcing, partnerships, and new technologies.  For the scope of this report, modeled pricing is at a discount of 38% to the final separated oxide selling price given in Table 8 to account for the cost of separation by a third party.  The undiscounted REE basket price used in the PEA analysis was US $51.00 and therefore the corresponding long term discounted basket price was US $31.60.

Zirconium carbonate shall be produced with the rare earth products based on the current metallurgical process design.  Zirconium carbonate is an important input into the rapidly growing zirconium chemicals industry, with zirconium carbonate being the pre-cursor material from which other zirconium chemicals are manufactured.  The end products from zirconium carbonate include: antiperspirant actives, paint driers, leather tanning products, paper coatings and automotive catalysts.  Currently, the majority of zirconium carbonate is sourced from zircon, which requires extensive processes and chemical cracking operations to separate zirconium.  According to data published by independent consulting firm TZ Minerals International, the zirconium chemicals market is the fastest growing segment of the zirconium market and is estimated to account for 18% of the zirconium market in 2012 or approximately 250,000 tonnes.  Price forecasts and current spot pricing for zirconium carbonate was not available and as such, the price of zirconia or zirconium oxide has been used as a proxy.  As a result, a conservative price forecast of $3.77 per kg was used in the model, in line with competitor PEA pricing.

The price deck used in the PEA is illustrated in Table 8.

Table 8: Rare Earth Oxide and Zirconia Equivalent “Price Deck” Assumed for Norra Kärr PEA

		Tasman Estimated Long-term Market Price (US$/kg)	Feb 2012 China FOB Price1 (US$/kg)	Norra Kärr - % of TREO Revenue (Based on Avg. Production)
Lanthanum	La2O3	10.00	35.00	1.9%
Cerium	Ce2O3	5.00	31.00	2.2%
Neodymium	Nd2O3	75.00	165.00	16.6%
Praseodymium	Pr2O3	75.00	160.00	4.2%
Samarium	Sm2O3	10.00	71.00	0.5%
Europium	Eu2O3	500.00	3,375.00	3.6%
Gadolinium	Gd2O3	40.00	100.00	1.9%
Terbium	Tb2O3	975.00	2,550.00	12.1%
Dysprosium	Dy2O3	520.00	1,500.00	43.4%
Yttrium	Y2O3	20.00	155.00	13.6%
Norra Kärr REE “Basket Price”		51.00	184.85

Basket Price with 38% Discount		31.60
Zirconia Equivalent	ZrO2	3.77	7.152
Note: no value applied to Ho, Er, Tm, Yb, or Lu due to lack of available historical prices
1.   Feb 2012 China FOB price quoted as average prices from Asian Metals.
2.   Zirconia prices quoted as average prices from Industrial Minerals

For the analysis, the Norra Kärr deposit was analyzed based on an open pittable recoverable resource of 58.1Mt million tonnes grading 0.59% TREO (50.0% HREO/TREO) and 1.70% ZrO2, in the inferred and indicated categories. This resource provides for a greater than 20 year mine life, however if the entire deposit were to be included at the current estimated processing rate, the project would have a mine life of approximately 100 years.

The current mining and processing assumptions are for a mining rate of 1.5 million tonnes per year with average TREO recoveries of 80% and average ZrO2 recoveries of 60%.  The project’s mining and process assumptions are listed in Table 9.  No provision is made for inflation, and the capital invested is assumed to be sourced as equity.
Based upon the total capital cost estimate of $290 million over a 1.5 year construction period, the before tax NPV at 10% discount rate as determined by PAH is $1,464 million as detailed in Table 2 above.  Payback on the project is within 3 years from the start of production, and generates a pre-tax IRR of 49.6%.

Table 9: Norra Kärr, Mining and Processing Assumptions

Item	Unit	Base Case Value
Total Ore Mined (40 year mine life estimate)	M tonnes	58.1
Processing Rate	Tonnes / year	1,500,000
Life of Mine	years	40.0
Average Process Recovery for REOs	%	80
Average Process Recovery for Zr	%	60
Average Mining Cost	($ / tonne mined)	3.80
Average Processing Cost	($ / tonne milled)	41.48
Average General & Administration Costs	($ / tonne milled)	2.50
Average Closure Cost Accrual	($ / tonne milled)	0.19

In addition to the direct capital expenditures, it is estimated that the working capital requirement at time of mine start-up is to be $9.0 million and reclamation costs at the end of the 40 year project life is expected to be $10.9 million.

The Swedish Mining Act provides a clear pathway to resource development, and Tasman has hired a skilled team of staff and consultants to move the project forwards through appropriate legislation as quickly as possible.

Environmental and archeological baseline studies were conducted during 2011 by consulting group Mirab AB which provides adequate information for the submission of a Mine Lease application during Q2 2012.  Golder Associates Sweden are currently preparing the application document.  Tasman is completing a program of thorough community, government agency and other stakeholder engagement in line with this process.

The technical information has been prepared in accordance with Canadian regulatory requirements by, or under the supervision of, Mr. Craig Horlacher and Mr. Paul Gates of Pincock Allen & Holt, Mr. Geoff Reed of Runge Ltd and Mr. John Litz of JE Litz and Associates all of whom are independent Qualified Persons as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Samples submitted by Tasman used with the resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd’s laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research by the Geological Survey of Finland (“GTK”) were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

During July 2012, Tasman submitted an application for a Mining Lease (“ML”) covering Norra Karr.  Given Norra Karr was virtually unknown as an REE project prior to Tasman’s first drilling program in December 2009, the application for a mining lease in such a short timeframe is notable.  The application documents for the ML were prepared by consulting group Golder Associates AB and have been submitted to the Swedish Mining Inspectorate (Bergsstaten).  Tasman anticipates processing of the ML application by the Bergsstaten shall take approximately six months.

The filing of this ML application required that Tasman complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Karr site.  A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

During the Spring and Summer of 2012, 72 hole drilling program was completed at Norra Karr.  This drilling formed part of an extensive program of geological, geotechnical and environmental work directed at collecting data appropriate for future land use decisions, mine planning and permit applications.  Assays are awaited for much of the 2012 drilling program, which will be reported as they become available.  Mineralization is now known to extend at least 100m below the in-pit resource considered for the Norra Karr PEA published in March 2012.  With this substantial increase in drilling data, the upcoming Pre-Feasibility Study (“PFS”) will include an updated NI 43-101 resource calculation.

In addition to the drilling program, an extensive campaign of surface environmental sampling was completed by independent consultants IOGlobal Pty Ltd.  This study is an expansion of that submitted by Tasman in the recent Mining Lease application, and tested water, soil and plant chemistry from the Norra Karr region to provide additional baseline data and assist with decisions on future land use requirements.

Olserum

On October 13, 2011, Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claims application 5,160 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included (see table 1 for all elements):

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3,
                                                       Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralization occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material.  These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east.  Rare earth element bearing minerals identified at Olserum include xenotime, apatite, monazite and minor allanite.  Host rock to mineralization is a biotite and amphibole bearing foliated felsic porphyry, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

Tasman believes that an NI43-101 compliant resource can be established for Olserum with only limited further drilling.  All drill core is accessible for re-sampling, and assays were completed by the ME-MS81 technique at ALS Chemex and are considered high quality.  Original assay sheets are available.  Tasman will implement a follow up drill program in order to have sufficient data for resource calculation.  Tasman’s claim holding surrounding the drilled area at Olserum has been the subject of very limited exploration for REE’s, and additional prospect areas have already been identified.

Finland

In Finland, Tasman has a total of 96 claim applications.

Korsnäs

As announced on February 3, 2010, the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

As announced June 11, 2012, the Korsnäs South project was acquired from arms-length Finnish party Magnus Minerals Oy, comprised of five claim applications securing approximately 1300 Ha.  These claims cover the southeastern prospective trend of the historic Korsnäs mine that is owned by Tasman.  Within the claim areas gained under this acquisition, clusters of several hundred REE-rich boulders and two REE-mineralized outcrops are known, with historic grades of up to 13% Total Rare Earth Oxide (“TREO”).  Elevated REE grades in boulders have been recently confirmed by Tasman using handheld Niton XRF devices, which indicate the project to be strongly dominated by light REE’s.

Otanmäki

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Company completed a drilling program at Otanmäki during early 2011, with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.

Siilinjärvi

The Siilinjärvi project was also purchased from Magnus Minerals Oy as announced June 11, 2012.  The project consists of two claim applications totaling 450 ha covering outcrops of alkaline intrusive and carbonatite, rock units which are elsewhere known to host REE mineralization.  The project lies adjacent to the operating apatite/phosphate mine of Siilinjärvi (owned by Yara International ASA) 30 km north of the city of Kuopio.  Geological Survey of Finland records indicate that during historic exploration for apatite ore in this area, alkaline rock units were discovered to be elevated in REE’s, but to Tasman’s knowledge no focused exploration for these elements has been completed.

Laivajoki

The Laivajoki project was purchased from Magnus Minerals Oy as announced June 11, 2012 where a single 390 ha claim covers a 300 m x 4 km carbonatite intrusion that lies on a major structural boundary between mafic volcanics and granite, approximately 100 km southeast of the city of Rovaniemi.  In mineralogical studies of high REE grab samples from the carbonatite, the Geological Survey of Finland reported the occurrence of REE-bearing bastnasite, allanite, monazite and zircon.

Magnus Minerals has been engaged to manage exploration on Tasman’s entire Finnish exploration portfolio.  A summer work program of surface sampling and mapping is now underway.  Magnus Minerals brings extensive project generation and geological consulting experience and will provide excellent support to Tasman’s team.

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.  No significant work has been completed.

Iron Projects

Tasman retains minority interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the audited annual consolidated financial statements of the Company.  All comparative figures have been revised for the adoption of IFRS.

	For the Years Ended August 31,
	2012 $	2011 $	2010 $
Operations:
Revenues	Nil	Nil	Nil
Mineral exploration costs	(3,736,978)	(1,570,435)	(654,521)
Expenses	(6,230,713)	(6,142,350)	(1,048,930)
Other items	121,400	771,665	108,558
Net loss before deferred income tax	(9,846,291)	(6,941,120)	(1,594,893)
Deferred income tax	(27,746)	27,746	Nil
Net loss	(9,874,037)	(6,913,374)	(1,594,893)
Other comprehensive (loss) gain	(223,536)	176,496	(7,922)
Comprehensive loss	(10,097,573)	(6,736,878)	(1,602,815)
Basic and diluted loss per share	(0.17)	(0.13)	(0.04)
Dividends per share	Nil	Nil	Nil
Balance Sheet:
Working capital	9,267,844	14,961,243	4,551,360
Total assets	10,604,814	15,885,988	4,830,489
Total long-term liabilities	Nil	Nil	Nil

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2012				Fiscal 2011
Three Months Ended	Aug. 31, 2012 $	May 31, 2012 $	Feb. 29, 2012 $	Nov. 30, 2011 $	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(1,134,123)	(1,253,452)	(990,620)	(358,783)	(344,519)	(722,691)	(331,771)	(171,454)
Expenses	(484,837)	(1,198,315)	(3,602,958)	(944,603)	(1,371,266)	(521,443)	(3,961,090)	(288,551)

	Fiscal 2012				Fiscal 2011
Three Months Ended	Aug. 31, 2012 $	May 31, 2012 $	Feb. 29, 2012 $	Nov. 30, 2011 $	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $
Other items	34,943	27,199	22,381	36,877	37,485	585,031	32,899	116,250
Net loss before deferred income tax	(1,584,017)	(2,424,568)	(4,571,197)	(1,266,509)	(1,678,300)	(659,103)	(4,259,962)	(343,755)
Deferred income tax	9,254	(3,600)	600	(34,000)	(166,356)	(644)	111,246	83,500
Net loss	(1,574,763)	(2,428,168)	(4,570,597)	(1,300,509)	(1,844,656)	(659,747)	(4,148,716)	(260,255)
Other comprehensive (loss) gain	(105,920)	(24,998)	1,748	(94,366)	(737,020)	(4,096)	707,645	209,967
Comprehensive loss	(1,680,683)	(2,453,166)	(4,568,849)	(1,394,875)	(2,581,676)	(663,843)	(3,441,071)	(50,288)
Basic and diluted loss per share	(0.03)	(0.04)	(0.08)	(0.02)	(0.02)	(0.01)	(0.08)	(0.01)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital	9,267,844	11,086,472	12,546,328	14,208,523	14,961,243	15,723,620	15,123,141	14,966,747
Total assets	10,604,814	12,208,696	13,712,542	15,063,723	15,885,988	16,844,641	16,626,537	15,678,227
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

Three Months Ended August 31, 2012 Compared to the Three Months Ended August 31, 2011

During the three months ended August 31, 2012 (the “2012 Quarter”) the Company reported a net loss of $1,574,763 ($0.03 per share), compared to a net loss of $1,844,656 ($0.02 per share) for the three months ended August 31, 2011 (the “2011 Quarter”), a decrease in loss of $269,893.  The decrease in loss in the 2012 Quarter was attributed to a number of significant fluctuations as follows:

•
during the 2012 Quarter the Company recorded a $201,720 credit for share-based compensation due to ongoing adjustments in the Black-Scholes calculations for the unvested portions of share option grants.  During the 2011 Quarter the Company recorded a $899,266 share-based compensation amount;

•	significant increase in mineral exploration activities where the Company incurred $1,134,123 in the 2012 Quarter compared to $344,519 in the 2011 Quarter;
•
increase of $252,282 in professional fees in the 2012 Quarter ($406,750) compared to the 2011 Quarter ($154,468), due to the appointment of the Company’s Vice-President of Corporate Development in July 2012 and the engagement of a number of consultants and consulting firms in fiscal 2012;  and

•	general increase in all levels of corporate general administration.

Year Ended August 31, 2012 Compared to the Year Ended to August 31, 2011

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the year ended August 31, 2012 (“fiscal 2012”), the Company incurred a net loss of $9,874,037 ($0.17 per share), an increase in loss of $2,960,663, compared to a loss of $6,913,374 ($0.13 per share) for the year ended August 31, 2011 (“fiscal 2011”).  The increase in loss during fiscal 2012 was attributed primarily to the higher levels of exploration conducted and general corporate activities incurred in fiscal 2012 compared to fiscal 2011.

Excluding share-based compensation, general and administrative expenses increased by $1,017,844 from $1,513,730 during fiscal 2011 to $2,531,574 during fiscal 2012.  Specific general and administrative expenses of note during fiscal 2012 are as follows:

•	$76,328 (2011 - $85,175) for accounting, administration and rent charged by a private corporation controlled by a director of the Company;
•	general exploration costs of $48,085 (2011 - $113,780) relating to general exploration and property due diligence in Sweden, Finland and Norway.
•
$277,123 for travel expenses (2011 - $177,338), primarily for increased travel by Company personnel to oversee the Company’s ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $123,599 (2011 - $86,530). During fiscal 2012 significant legal fees were incurred for services relating to the listing on the AMEX exchange;
•	regulatory fees increased by $91,077 from $35,278 in fiscal 2011 to $126,355 in fiscal 2012 due to additional fees paid on the Company’s listing on the NYSE MKT;
•	office fees of $305,653 (2011 - $84,659) of which $168,020 (2011 - $48,828) was for the maintenance of the exploration office in Sweden;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During fiscal 2012 the Company paid Mining Interactive $42,000 (2011 - $41,500);

•
paid $708,443 (2011 - $270,871) for professional services, of which the Company incurred $302,759 (2011 - $118,412) for professional services provided by directors and officers of the Company.  The significant increase in fiscal 2012 occurred due to the appointment of a new position, Vice-President of Corporate Development, in July 2011 and the increase in services provided by consultants and consulting firms in fiscal 2012;

•	$162,000 (2011 - $158,250) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•
audit fees of $72,091 (2011 - $67,903) for the year-end audit.  The fluctuation between fiscal 2012 and fiscal 2011 is due to increased audit services provided for the Company’s year-end financial statements; and

•	salaries and benefits of $204,970 (2011 - $116,028) for employees in the exploration office in Sweden, reflecting increased personnel.

During fiscal 2012 the Company recorded $3,699,139 (2011 - $4,628,620) for share-based compensation comprised of $3,307,750 (2011 - $4,001,200) for the immediate vesting of 2,270,000 (2011 - 1,700,000) share options granted and $391,389 (2011 - $627,420) for vesting of options granted in prior periods.

During fiscal 2012 the Company received $620,642 from the exercise of warrants and share options for 1,052,947 common shares.  In addition the Company issued 37,746 common shares, at an estimated fair value of $95,120, for the acquisition of the Olserum Project.  During fiscal 2011 the Company completed a private placement of 5,000,000 units for $7,500,000 and received a further $5,644,515 on the exercise of share options, warrants and compensation options for 11,374,887 common shares.

Interest income generated in fiscal 2012 was $151,298, an increase of $15,515 from $135,783 earned in fiscal 2011.  The Company only holds its cash in chequing accounts, savings accounts or guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.

Exploration activities increased considerably in fiscal 2012 as compared to fiscal 2011.  During fiscal 2012 the Company incurred a total of $3,736,978 of which $3,490,326 was attributed to Norra Kärr.  During fiscal 2011 the Company recorded $1,570,435 for exploration of which $1,225,749 was attributed to Norra Kärr.  See also “Exploration Projects”.

Financial Condition / Capital Resources

As at August 31, 2012, the Company had working capital of $9,267,844.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Critical Judgements and Sources of Estimation Uncertainty

The preparation of consolidated financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of intangible exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgements on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined that there were no triggering events present as defined in IFRS 6 for the exploration and evaluation assets and as such, no impairment test was performed.

(iv)
Although, the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Changes in Accounting Policies

IFRS Implementation - Changes in Accounting Policies Including Initial Adoption

The Canadian Accounting Standards Board established 2011 as the year that Canadian companies’ financial reporting requirements should comply with IFRS.  Accordingly, the Company has commenced reporting on an IFRS basis in the consolidated financial statements.  The transition date, September 1, 2010, has required the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.

The Company has completed its internal review of the impact of the adoption of IFRS.  This review considered potential differences between applicable IFRS policies and those currently used by the Company.  Accounting policy changes were made due to IFRS in the areas of exploration and evaluation assets, impairment testing, property, plant and equipment, provision for site restorations, and share-based compensation.  Available elections under IFRS minimized the impact of these changes such that the financial reporting impact of the transition to IFRS is not material to the Company’s financial results.  The impact of the changes to IFRS is detailed in Note 17 to the consolidated financial statements and none of these are considered material.

Accounting Standards and Interpretations Issued but Not Yet Adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.  These include:

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2015.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS 11 supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

(vi)	IAS 12 Income Taxes, Amendments Regarding Deferred Tax: Recovery of Underlying Assets; effective for annual periods beginning on or after January 1, 2012.

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2012 and 2011 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer:

	2012 $	2011 $
Management fees	162,000	158,250
Professional fees	181,009	42,412
Share-based compensation	930,736	149,614
	1,273,745	350,276

As at August 31, 2012, $16,000 (2011 - $5,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on August 31, 2012, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

During fiscal 2012 and 2011 the following amounts were incurred with respect to other officers and directors of the Company:

	2012 $	2011 $
Professional fees	121,750	76,000
Health benefits	659	-
Share-based compensation	1,534,250	-
	1,656,659	76,000

In addition during fiscal 2012 the Company incurred a total of $52,800 (2011 - $62,675) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.

As at August 31, 2012, $24,900 (2011 - $18,900) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During fiscal 2012 the Company incurred $7,068 (2011 - $8,250) for shared administration costs with a public company with common directors and officers.  As at August 31, 2012, $930 (2011 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During fiscal 2012 the Company recovered $36,441 (2011 - $nil) for shared office personnel and costs from public companies with common directors and officers.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company retains Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relations activities.  The Company pays $3,500 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During fiscal 2012 the Company paid Mining Interactive $42,000 (2011 - $41,500).

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at November 20, 2012, there were 60,745,982 outstanding common shares, 3,881,500 share options outstanding with exercise prices ranging from $0.10 to $4.22 per common share and 2,090,667 warrants outstanding with an exercise price of $1.85 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

In the course of evaluating internal controls over financial reporting as at August 31, 2012, management has identified the following reportable deficiencies:

(a)
there is limited segregation of duties which could result in a material misstatement in the Company’s financial statements.  Given the Company’s limited staff level, certain duties within the accounting and finance department cannot be properly segregated.  However, none of these segregation of duty deficiencies resulted in material misstatement to the financial statements as the Company relies on certain compensating controls, including periodic substantive review of the financial statements by the Chief Executive Officer, Audit Committee and Board of Directors.

(b)
when required, the Company records complex and non-routine transactions.  These are sometimes extremely technical in nature and require an in-depth understanding of IFRS.  The Company’s accounting staff have only a fair and reasonable knowledge of the rules related to IFRS and the transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.

To address this risk, the Company consults with its third party advisors as needed in connection with the recording and reporting of complex and non-routine transactions.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  The control framework the officers used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on September 1, 2011 and ending on August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 52-109F1

Certification of Annual Filings
Full Certificate

I, Mark Saxon, Chief Executive Officer, of Tasman Metals Ltd., certify the following:

1.
Review: I have reviewed the AIF, if any, annual consolidated financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tasman Metals Ltd. (the “issuer”) for the financial year ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR - material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the end of the financial year end:

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have:

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)           for each material weakness relating to operation existing at the financial year end

A.           a description of the material weakness;
B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.
Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2011 and ended on August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee:  The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 20, 2012

“Mark Saxon”
Mark Saxon
Chief Executive Officer

Form 52-109F1

Certification of Annual Filings
Full Certificate

I, Nick DeMare, Chief Financial Officer, of Tasman Metals Ltd., certify the following:

1.
Review: I have reviewed the AIF, if any, annual consolidated financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tasman Metals Ltd. (the “issuer”) for the financial year ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR - material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the end of the financial year end:

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have:

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)           for each material weakness relating to operation existing at the financial year end

A.           a description of the material weakness;
B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.
Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2011 and ended on August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee:  The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:  November 20, 2012

“Nick DeMare”
Nick DeMare
Chief Financial Officer